Exhibit 99.1

Invitel Holdings A/S Announces Completion of €345 Million Senior Secured Notes Offering Through Its Wholly Owned Subsidiary Magyar Telecom B.V.

NEW YORK--(BUSINESS WIRE)--December 16, 2009--Invitel Holdings A/S (NYSE AMEX:IHO) today announced that its wholly owned subsidiary, Magyar Telecom B.V. (the "Issuer"), has completed its €345 million Senior Secured Notes (the “Notes") Offering. The Notes mature in 2016 and bear interest at the rate of 9.50%. The Notes were priced at 98.75 to yield 9.75%.

The proceeds from the issuance of the Notes were used to refinance certain indebtedness of Invitel Holdings’ subsidiaries and pay the consent payment to the holders of the Issuer’s outstanding €125,675,000 Floating Rate Senior Notes due 2013 (ISIN: XS0297861279 (Reg S) and ISIN: XS027861436 (144A)) (the “FRN Notes”) who consented to certain proposed waivers and amendments (the “Proposed Waivers and Amendments”) to the Indenture dated as of April 27, 2007 (the “Indenture”) (as amended, restated or supplemented from time to time), among inter alios the Issuer, the subsidiary guarantors party thereto and BNY Corporate Trustee Services Limited, as trustee (the “Trustee”), as reflected in a Seventh Supplemental Indenture dated December 11, 2009, among, inter alios, the Issuer, the subsidiary guarantors party thereto and the Trustee. The consent payment will be made to holders of the FRN Notes on or around December 16, 2009.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S is the number one alternative and the second-largest fixed line telecommunications and broadband Internet services provider in the Republic of Hungary. In addition to delivering voice, data and Internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

Forward-Looking Statements and Legal Information

The information above includes forward-looking statements about Invitel Holdings A/S and its consolidated subsidiaries. These and all forward-looking statements are only predictions of current plans that are constantly under review by Invitel Holdings. Such statements are qualified by important factors that may cause actual results to differ from those contemplated, including those risk factors detailed from time to time in Invitel Holdings’ U.S. Securities and Exchange Commission (“SEC”) filings, which may not be exhaustive. For a discussion of such risk factors, see Invitel Holdings’ filings with the SEC including, but not limited to, its 2008 Annual Report on Form 20-F. Invitel Holdings operates in a continually changing business environment, and new risk factors emerge from time to time. Invitel Holdings cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on its business or events described in any forward-looking statements. Invitel Holdings has no obligation to publicly update or revise any forward-looking statements to reflect the occurrence of future events or circumstances.

This press release does not constitute or form a part of an offer of securities for sale in the United States (including its territories and possessions, any State of the United States and the District of Columbia). Securities may not be offered or sold into the United States absent registration or an exemption from registration as provided in the U.S. Securities Act of 1933, and the rules and regulations thereunder.

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be a tender for any securities referred to herein in any jurisdiction in which such offer to sell or solicitation of an offer to buy or tender would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any such jurisdiction. The forwarding distribution and reproduction of this press release may be restricted by law in certain jurisdictions and persons into whose possession this press release or other information referred to herein comes should inform themselves about and observe any such restrictions.

CONTACT:
Invitel Holdings A/S
Hungary:
Chief Financial Officer
Robert Bowker, (011) 361-801-1374
or
U.S.:
General Counsel
Peter T. Noone, 206-654-0204